Exhibit 99.1

Form 51-102F3

Material Change Report

MATERIAL CHANGE REPORT UNDER SECTION 7.1(1) OF
NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company

Gold Reserve Inc.
999 W. Riverside Avenue, Suite 401
Spokane, Washington
99201

2.	Date of Material Change

May 18, 2021

3.	News Release

A news release announcing the material change described herein was issued through Business Wire at Spokane, Washington and filed on SEDAR on May 19, 2021 and is attached hereto as Appendix “A”.

4.	Summary of Material Change

The Board of Directors of Gold Reserve Inc. (the "Company") has approved a three-year cost reduction program to decrease cash operating costs while management continues its efforts to achieve the Company’s objectives.

5.	Full Description of Material Change

5.1       Full Description of Material Change

Upon the recommendation of the Compensation Committee of the Board of Directors of the Company, the Board of Directors unanimously approved the matters described below. The Compensation Committee is comprised of independent members of the Board of Directors. To achieve the cost reduction measures, the Board of Directors has authorized the Company to enter into voluntary agreements with three of its executives (“Senior Management”), its directors and certain technical consultants to reduce cash compensation. Senior Management, being James Coleman, Chairman, Rockne Timm, CEO, and Doug Belanger, President, have voluntarily agreed to reduce their cash compensation for the next 36 months ranging from 25% to 50%. In addition, the directors and certain technical consultants have agreed to reduce compensation until certain conditions change. The estimated compensation reductions will result in annual cash savings of approximately US$1,120,000.

In conjunction with the cash compensation reduction and the lack of historical stock option grants since 2017 to the Senior Management, the Board of Directors intends to grant up to 2,309,250 stock options to officers and directors and 598,750 stock options to consultants. These stock options will have a 10-year term and will be issued pursuant to the Company's 2012 Equity Incentive Plan (as amended, the "Option Plan") once approval of the amendment as described below is received. In total, these option grants represent less than 3% of the current issued and outstanding Class A Common Shares.

In addition, the Company has developed an incentive bonus plan in which Senior Management will participate. The bonus plan contemplates the payment of a bonus on the achievement of certain specific objectives related to the development of the Company's business and prospects in Venezuela on or before December 31, 2023. If an objective is not achieved by December 31, 2023 the amount of the bonus is reduced by 40% if the objective is achieved on or before December 31, 2024, with no bonus payable thereafter. For example, if an objective is achieved by December 31, 2023, the bonus payments would approximate C$3,200,000 or US$2,700,000 based on certain assumptions including that the above mentioned stock options are exercised at a price of C$1.63. The actual bonus payments could be significantly less or more.

The agreements entered into with Senior Management also clarify payments to be made upon termination of employment in certain circumstances including retirement and/or after a change of control ranging from, depending on the circumstances, twelve to thirty-six months of 2020 base salary plus certain benefits. In the event of separation of employment by the Company (other than “for cause”), the Company, at the election of the individual, has the ability to enter into a three-year Consulting Agreement for fees which reduce over the term of the Consulting Agreement to have continued access to the knowledge and expertise of such individual and allow for an orderly succession process.

The Company has amended and restated the Option Plan to fix the number of Class A Common Shares that may be issued upon the exercise of options granted thereunder to 9,939,500 shares. Consistent with historical practice, such fixed number represents less than 10% of the currently issued and outstanding Class A Common Shares including the 4,679,565 currently outstanding options. All other terms of the plan remain the same. Approval of this amendment is being sought from the TSX Venture Exchange (the “TSXV”) and does not require the approval of shareholders.

For many years the Company and eligible employees have made cash contributions to a 401(k) Plan for retirement savings. For the Company’s 2020 contribution the Board of Directors has recommended and the Trustees of the 401(k) Plan have decided to use the contribution to acquire additional Class A Common Shares for the accounts of the participating employees. In addition, Mr. Coleman, as a resident of Canada, who does not participate in the 401(k) Plan but is entitled to an equivalent payment, will use his payment to subscribe for additional Class A Common Shares. The cash contributions are approximately US$210,000 and thus the number of additional Class A Common Shares to be issued with respect to the 401(k) Plan and Mr. Coleman is de minimus. The Board of Directors is expected to formally approve such private placements shortly. This private placement is subject to the approval of the TSXV.

The Company is relying on the exemptions in sections 5.5(a) and 5.7(a) of Multilateral Instrument 61-101 – Take-Over Bids and Special Transactions from the formal valuation and minority approval requirements of such instrument. The market capitalization of the Company on May 18, 2021 was approximately $162,000,000.

5.2       Disclosure for Restructuring Transactions

Not Applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

A. Douglas Belanger
President
(509) 623-1500

9.	Date of Report

May 21, 2021.

APPENDIX A

NR-21-02

GOLD RESERVE ANNOUNCES COST REDUCTION PROGRAM AND STOCK OPTION GRANTS

SPOKANE, WASHINGTON, May 19, 2021

Gold Reserve Inc. (TSX.V:GRZ) (OTCQB:GDRZF) ("Gold Reserve" or the "Company") announces that its Board of Directors has approved a three-year cost reduction program to decrease cash operating costs while management continues its efforts to achieve the Company’s objectives which include collecting the remaining amounts owed to the Company by Venezuela pursuant to the existing Settlement Agreement and Arbitral Award and to realize maximum shareholder value as it relates to the Company’s 45% interest in the Siembra Minera gold – copper project as the situation in Venezuela continues to evolve.

As part of these measures, the Company has entered into voluntary agreements with three of its executives (“Senior Management”), its directors and certain technical consultants to reduce cash compensation. Senior Management being James Coleman, Chairman, Rockne Timm, CEO, and Doug Belanger, President, have voluntarily agreed to reduce their cash compensation for the next 36 months ranging from 25% to 50%. In addition, the directors and certain technical consultants have agreed to reduce compensation until certain conditions change. The estimated compensation reductions will result in annual cash savings of approximately US$1,120,000.

In conjunction with the cash compensation reduction and the lack of historical stock option grants since 2017 to the Senior Management, the Board of Directors intends to grant up to 2,309,250 stock options to officers and directors and 598,750 stock options to consultants. These stock options will have a 10-year term and will be issued pursuant to the Company's 2012 Equity Incentive Plan (as amended, the "Option Plan") once approval of the amendment as described below is received.

In addition, the Company has developed an incentive bonus plan in which Senior Management will participate. The bonus plan contemplates the payment of a bonus on the achievement of certain specific objectives related to the development of the Company's business and prospects in Venezuela on or before December 31, 2023. If an objective is not achieved by December 31, 2023 the amount of the bonus is reduced by 40% if the objective is achieved on or before December 31, 2024, with no bonus payable thereafter. For example, if an objective is achieved by December 31, 2023, the bonus payments would approximate US$3,200,000 based on certain assumptions. The actual bonus payments could be significantly less or more.

The agreements entered into with Senior Management also clarify payments to be made upon termination of employment in certain circumstances including retirement and/or after a change of control. In the event of separation of employment by the Company (other than “for cause”), the Company, at the election of the individual, has the ability to enter into a three-year Consulting Agreement to have continued access to the knowledge and expertise of such individual and allow for an orderly succession process.

The Company has amended and restated the Option Plan to fix the number of Class A Common Shares that may be issued upon the exercise of options granted thereunder to 9,939,500 shares. Consistent with historical practice, such fixed number represents less than 10% of the currently issued and outstanding Class A Common Shares including the 4,679,565 currently outstanding options. All other terms of the plan remain the same. Approval of this amendment is being sought from the TSX Venture Exchange (the “TSXV”) and does not require the approval of shareholders.

For many years the Company and eligible employees have made cash contributions to a 401(k) Plan for retirement savings. For the Company’s 2020 contribution the Board of Directors has recommended and the Trustees of the 401(k) Plan have decided to use the contribution to acquire additional Class A Common Shares for the accounts of the participating employees. In addition, Mr. Coleman, as a resident of Canada, who does not participate in the 401(k) Plan but is entitled to an equivalent payment, will use his payment to subscribe for additional Class A Common Shares. The number of additional Class A Common Shares to be issued with respect to the 401(k) Plan and Mr. Coleman is de minimus. The Board of Directors is expected to formally approve such private placements shortly. This private placement is subject to the approval of the TSXV.

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov, and www.sedar.com.

Gold Reserve Inc. Contact
A. Douglas Belanger, President
999 W. Riverside Ave., Suite 401
Spokane, WA 99201 USA
Tel: (509) 623-1500
Fax: (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation the risks and uncertainties associated with U.S. and Canadian Sanctions against Venezuela and/or its government officials, risks associated with the continued failure by Venezuela to honor its commitments under the Settlement Agreement and/or the Award; risks associated with the collection of the Award and substantial concentration of our operations and assets in Venezuela and risks that any future Venezuelan administration will fail to respect the agreements of the prior administration. In addition, with respect to the matters disclosed in this news release there are also uncertainties and risks arising from: our ability to achieve expected costs reductions or bonus objectives, retain our key executives and consultants as employees or consultants or obtain relevant regulatory approvals, where required; and the share price of the Class A Common Shares at various points in time and when and if certain events affecting the Company’s business and affairs occur. This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. For a more detailed discussion of the risk factors affecting the Company’s business, see the Company’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2020  which have been filed on SEDAR and are available under the Company’s profile at www.sedar.co and which form part of the Company’s Form 40-F for the year ended December 31, 2020 which have been filed on EDGAR and are available under the Company’s profile at www.sec.gov/edgar.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.